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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/11/08 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coastal Trade Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Apolito 973-218-2675
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Apolito, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coastal Trade Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Member

Title

Notary Public

TANYA CASTIGLIA
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES APRIL 8, 2014
I.D.# 2384447



This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COASTAL TRADE SECURITIES, LLC
(A Limited Liability Company)
(A Wholly-Owned Subsidiary of CT Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

COASTAL TRADE SECURITIES, LLC
(A Limited Liability Company)
(A Wholly-Owned Subsidiary of CT Holdings, LLC)
DECEMBER 31, 2009

TABLE OF CONTENTS



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Coastal Trade Securities, LLC

We have audited the accompanying statement of financial condition of Coastal Trade Securities, LLC (a limited liability company) (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Coastal Trade Securities, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS

April 29, 2010

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

COASTAL TRADE SECURITIES, LLC
(A Limited Liability Company)
(A Wholly-Owned Subsidiary of CT Holdings, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$	205,229
Securities owned		1,503,236
Due from clearing broker		1,503,618
Furniture and equipment, less accumulated depreciation of $852		12,196
Security deposits and other assets		98,077
TOTAL ASSETS	$	3,322,356

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	118,229
Loan payable		150,000
Securities sold, not yet purchased		1,287,887
Total liabilities		1,556,116
Commitments (Notes 5 and 6)		
Members' equity:		
Class A member		939,927
Class B members		826,313
Total members' equity		1,766,240
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	3,322,356

See accompanying notes to statement of financial condition.

COASTAL TRADE SECURITIES, LLC
(A Limited Liability Company)
(A Wholly-Owned Subsidiary of CT Holdings, LLC)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Coastal Trade Securities, LLC (formerly known as Coastal 1 Trading, LLC) (the "Company") was organized as a limited liability company under the laws of the State of Delaware on July 15, 2008. The Company is wholly owned by CT Holdings, LLC, a limited liability company formed under the laws of the state of Delaware (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and became a member of the CBOE Stock Exchange on November 11, 2008. The Company's principal business activity consists of proprietary trading of securities. The Company began trading operations in May 2009.

The Parent is the managing member of the Company. The Company's equity consists of two classes of membership interests. The Parent is the sole Class A member. Class B members include individual traders. Separate capital accounts are established and maintained for each Class B member whereby each receives a percentage of their own trading profits less certain allocated expenses as defined in the trader agreement with the Company.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recently adopted accounting pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that established the FASB Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative generally accepted accounting principles ("GAAP") recognized by the FASB to be applied to all nongovernmental entities. The Codification supersedes all of the existing accounting and reporting standards applicable to privately held companies upon its effective date and, subsequently, the FASB will not issue new standards in the form of FASB Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective for the Company for the fiscal year ended December 31, 2009. The guidance did not have an impact on the Company's financial position, results of operations or cash flows. All references to previous numbering of FASB Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts have been removed from the statement of financial condition and accompanying notes.

In September 2006, the FASB issued authoritative guidance for fair value measurements, which has been codified in FASB ASC 820, *Fair Value Measurements and Disclosures.* The new guidance enhances existing guidance for measuring assets and liabilities at fair value. The guidance defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. The Company adopted the standard as amended by subsequent FASB standards beginning November 11, 2008, on a prospective basis, with respect to fair value measurements of assets and liabilities that are measured at fair value on a recurring basis (at least annually) in periods subsequent to initial recognition. In February 2008, the FASB issued authoritative guidance that permits companies to partially defer the guidance for one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. These remaining aspects of the fair

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently adopted accounting pronouncements (continued)

value measurement standard were adopted prospectively beginning November 11, 2008 and did not have a material effect on the accompanying statement of financial condition.

On November 11, 2008, the Company adopted the new standard regarding accounting for uncertainty in income taxes. The Company is required to apply the "more likely than not" threshold to the recognition and derecognition of tax positions. The standard also provides guidance on the measurement of tax positions, balance sheet classification, interest and penalties, accounting in interim periods, disclosures, and transition. Adoption of the standard did not have a material effect on the Company's statement of financial condition.

In May 2009, the FASB issued guidance related to subsequent events, which was primarily codified into FASB ASC 855, *Subsequent Events*. This guidance establishes general standards of accounting for and disclosure of events that occur after the date of the statement of financial condition but before financial statements are issued. In particular, the guidance sets forth: (1) the period after the date of the statement of financial condition during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the date of the statement of financial condition in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the date of the statement of financial condition.

FASB ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted FASB ASC 855 as of December 31, 2009. The Company has evaluated all events or transactions that occurred after December 31, 2009, up through the date that the statement of financial condition was available to be issued on April 29, 2010.

Use of estimates

The preparation of a statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Actual results could differ from those estimates.

Furniture and equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful lives of the assets.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements

FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 3. OFF-BALANCE-SHEET AND CREDIT RISKS

As a securities broker-dealer, the Company is engaged in buying and selling securities for its own accounts. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of its members in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the members' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such non-performance by its members.

The Company seeks to control the aforementioned risks by requiring members to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its members' activity by reviewing information it receives from its clearing broker-dealer on a daily basis and requiring members to deposit additional collateral or reduce positions when necessary.

NOTE 3. OFF-BALANCE-SHEET AND CREDIT RISKS (CONTINUED)

The Company maintains its cash accounts at one commercial bank in amounts that at times may exceed the federal insurance limit. The Company's cash and securities held by its clearing broker is subject to the credit risk of the clearing broker.

NOTE 4. DUE FROM CLEARING BROKER

The clearing and depository operations for the Company's securities transactions are provided by the clearing broker pursuant to a clearance agreement. At December 31, 2009, the receivable from the Company's clearing broker consisted of cash held by the clearing broker on behalf of the Company.

NOTE 5. LEASE COMMITMENTS

The Company leases office space under a sublease agreement entered into during January 2010 that expires in January 2012. The sublease agreement is guaranteed by a member of the Parent. Future minimum annual rental commitments under the lease are as follows:

Year ending December 31:		
2010	$	84,161
2011		94,818
2012		7,924
	$	186,903

NOTE 6. LOAN PAYABLE

During 2009, the Company borrowed $750,000 from a third party under a loan agreement for short-term operating needs. In accordance with the agreement, the outstanding balance accrued interest at a rate of 12% per annum, with an additional 2% per annum if the full repayment of the principal and interest was not made on or before the maturity date of September 30, 2009. The agreement was amended on October 15, 2009. In accordance with the October 2009 amendment, interest will accrue at a rate of 10% per year. Pursuant to the agreement, the note was due no later than 180 days from the maturity date. The loan is unsecured and guaranteed by a member of the Parent. At December 31, 2009, the outstanding balance was $150,000.

Subsequent to December 31, 2009, the Company renewed the agreement and borrowed an additional $350,000 for a total borrowing of $500,000. In accordance with the new agreement, the outstanding balance accrues interest at a rate of 14% per annum and has a maturity date of December 31, 2010. There will be an additional 2% interest if the principal and interest are not repaid by the maturity date. Pursuant to the new agreement, the note is due no later than 180 days from the new maturity date. The new loan is guaranteed by two members of the Parent.

NOTE 7. FAIR VALUE MEASUREMENTS

The following are the major categories of assets and liabilities measured at fair value on a recurring basis at December 31, 2009, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3).

		Fair Value Measurements at December 31, 2009 using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Marketable securities	$ 1,503,236	$ 1,397,563	$ 105,673	$ -
Liabilities:				
Securities sold, not yet purchased	$ 1,287,887	$ 1,287,887	$ -	$ -

NOTE 8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2009, the Company had net capital of $1,264,371, which exceeded the Company's minimum net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.21 to 1 as of December 31, 2009.